04033568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-50015

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TierOne Bank Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIERONE CORPORATION
1235 "N" Street
Lincoln, Nebraska 68508

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the TierOne Bank Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2003 and 2002

Notes to Financial Statements

Schedule

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TierOne Bank Savings Plan

June 25, 2004

By: /s/ Gilbert G. Lundstrom
Gilbert G. Lundstrom
Plan Administrator

KPMG

TIERONE BANK SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002, and for the years then ended

(With Report of Independent Registered Public Accounting Firm Thereon)

[redacted]

TIERONE BANK SAVINGS PLAN

Table of Contents

KPMG

KPMG LLP
Suite 1501
Two Central Park Plaza
Omaha, NE 68102

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
TierOne Bank:

We have audited the accompanying statements of net assets available for benefits of the TierOne Bank Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.

Our 2003 audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

KPMG LLP

Lincoln, Nebraska
May 28, 2004

TIERONE BANK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments:			
Pooled funds:			
American Century Income & Growth Account	$	590,376	226,976
American Century Small Cap Value Account		785,286	411,548
American Century Select Account		132,426	16,559
Janus Advisor Aggressive Growth Account		445,298	259,089
Mason Street Aggressive Growth Account		34,327	13,949
Principal Guaranteed Interest Account		2,281,733	2,277,018
Principal International Stock Account		1,512,240	1,077,964
Principal International Small Company Account		128,141	24,153
Principal Large Cap Stock Index Account		2,395,837	1,652,067
Principal Money Market Account		1,048,582	902,717
Principal Real Estate Account		1,432,811	1,245,076
Principal Bond and Mortgage Account		2,014,884	2,075,810
Principal Bond Emphasis Balanced Account		331,846	326,965
Principal Stock Emphasis Balanced Account		330,001	306,183
Principal Partners Large Cap Blend Account		450,652	220,101
Principal Partners Large Cap Blend I Account		2,617,111	2,144,532
Principal Mid Cap Stock Index Account		697,956	383,116
Principal International Emerging Markets Account		263,600	123,619
Principal Total Market Stock Index Account		142,493	35,517
Putnam Voyager Account		404,137	270,589
TierOne Corporation Common Stock Account		8,943,553	6,156,525
Total assets		26,983,290	20,150,073
Liabilities:			
Accrued liabilities—excess contributions		—	6,213
Total liabilities		—	6,213
Net assets available for benefits	$	26,983,290	20,143,860

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:		
Investment income (loss)	$ 5,893,738	(65,675)
Contributions:		
Employer's	526,578	656,001
Participants'	1,293,743	1,121,493
Rollovers	249,547	332,945
Total contributions	2,069,868	2,110,439
Total additions	7,963,606	2,044,764
Deductions from net assets attributed to:		
Benefits paid to participants	1,122,063	391,271
Administrative expenses	2,113	1,844
Total deductions	1,124,176	393,115
Net increase	6,839,430	1,651,649
Net assets available for benefits:		
Beginning of year	20,143,860	18,492,211
End of year	$ 26,983,290	20,143,860

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the TierOne Bank (Bank) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan, established August 1, 1978 and restated as of January 1, 1997, is a defined contribution 401(k) profit sharing plan and is administered by the Employee Benefit Committee. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank believes the Plan is in compliance with the requirements of ERISA.

(b) Eligibility

The Plan requires that employees complete six months of service to be eligible for participation in the Plan. The employee must make an election to participate in the Plan and agree to make contributions to the Plan by payroll deductions.

(c) Contributions

Employees can contribute from 1% to 25% of their salary to the Plan. During 2002, the Bank contributed 80% of the employee's contribution up to a maximum of 6% of the employee's salary, as defined. During the first three months of 2003, the Bank contributed 80% of the employee's contribution up to a maximum of 6% of the employee's salary. Beginning April 2003, the Bank decreased its contribution amount to 50% of the employee's contribution up to a maximum of 6% of the employee's salary. The Bank may make additional contributions to the Plan not to exceed the maximum amount deductible from the Bank's income under the Internal Revenue Code. Participants must be employed on December 31 to receive an allocation of the Bank's contribution. Participants direct the investment of their contributions plus the Company's contributions into various investment options offered by the Plan.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, an allocation of the Bank's contribution and plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Plan participants become 100% vested in the Bank's matching contributions at three years of service.

(f) Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a single lump-sum amount equal to the value of the participant's vested interest in his or her account, or as a fixed-period annuity. Participants may also elect to receive a taxable distribution of

(Continued)

any part of their contributed vested account balance prior to retirement if plan hardship requirements are met.

(g) ***Forfeitures***

For the years ended December 31, 2003 and 2002, forfeitures in nonvested accounts totaling $11,031 and $1,489, respectively, were used to reduce employer contributions.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) ***Investments Valuations and Income Recognition***

The Plan's investments are stated at fair value, except for its benefit-responsive investment contract, which is valued at contract value, which is the value paid when funds are withdrawn prior to their maturity (see note 4). Quoted market prices are used to value investments. Each pooled separate account is valued at fair value at the close of each business day. The net investment income (loss) in pooled separate accounts as reflected in the statements of changes in net assets available for benefits consists of realized gains or losses and the unrealized appreciation and depreciation on those investments during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) ***Payment of Benefits***

Benefits are recorded when paid.

(d) ***Use of Estimates***

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date. Actual results could differ from those estimates.

(e) ***Risks and Uncertainties***

The Plan provides for investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rates, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(Continued)

(f) Concentrations of Investments

Included in the Plan's net assets available for benefits at December 31, 2003 and 2002, are investments in TierOne Corporation common stock amounting to $8.9 million and $6.2 million, respectively, whose value could be subject to change based on market conditions.

(3) Investments

During 2003 and 2002, investment income (loss), including net appreciation (depreciation) in fair value of investments, was as follows:

		2003	2002
American Century Income & Growth Account	$	106,880	(55,365)
American Century Select Account		15,440	(1,065)
American Century Small Cap Value Account		178,014	(99,039)
Janus Advisor Aggressive Growth Account		100,906	(102,597)
Mason Street Aggressive Growth Account		4,948	(7,395)
Principal Guaranteed Interest Account		94,788	107,169
Principal International Small Company Account		32,759	(1,787)
Principal International Stock Account		396,447	(246,844)
Principal Large Cap Stock Index Account		493,448	(638,837)
Principal Money Market Account		7,335	19,184
Principal Real Estate Account		104,698	44,706
Principal Bond and Mortgage Account		102,743	188,632
Principal Bond Emphasis Balanced Account		49,740	(17,019)
Principal Stock Emphasis Balanced Account		68,034	(53,108)
Principal Partners Large Cap Blend I Account		588,461	(1,066,502)
Principal Partners Large Cap Blend Account		68,794	772
Principal Mid Cap Stock Index Account		157,057	(68,116)
Principal International Emerging Markets Account		94,837	(25,219)
Principal Total Market Stock Index Account		13,864	(8,204)
Putnam Voyager Account		73,604	(124,547)
TierOne Corporation Common Stock Account		3,140,941	2,089,506
	$	5,893,738	(65,675)

The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets:

		2003	2002
Principal Guaranteed Interest Account	$	2,281,733	2,277,018
Principal International Stock Account		1,512,240	1,077,964
Principal Large Cap Stock Index Account		2,395,837	1,652,067
Principal Real Estate Account		1,432,811	1,245,076
Principal Bond and Mortgage Account		2,014,884	2,075,810
Principal Partners Large Cap Blend I Account		2,617,111	2,144,532
TierOne Corporation Common Stock Account		8,943,533	6,156,525

(Continued)

(4) Guaranteed Interest Account with Insurer

The Plan entered into a Guaranteed Interest Account with Principal who maintains the contributions in a pooled account. The Guaranteed Interest Account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Principal. The Guaranteed Interest Account is included in the financial statements at contract value (which represents contributions made under the contract plus earnings, less withdrawals and expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the Guaranteed Interest Account at December 31, 2003 and 2002 approximated fair value. The average yield and crediting interest rates approximated 4.04% and 2.1% for 2003 and 2002, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 0%.

(5) Related Party Transactions

The Plan's investments are shares in pooled funds managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $2,113 and $1,844 for the years ended December 31, 2003 and 2002, respectively.

(6) Plan Termination

Although it has not expressed any present intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(7) Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

TIERONE BANK SAVINGS PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Pooled funds on deposit with Principal Life Insurance Company:			
	American Century Income & Growth Account	Mutual Fund	**	$ 590,376
	American Century Small Cap Value Account	Mutual Fund	**	785,286
	American Century Select Account	Mutual Fund	**	132,426
	Janus Advisor Aggressive Growth Account	Mutual Fund	**	445,298
	Mason Street Aggressive Growth Account	Mutual Fund	**	34,327
*	Principal Guaranteed Interest Account	GIC	**	2,281,733
*	Principal International Stock Account	Mutual Fund	**	1,512,240
*	Principal International Small Company Account	Mutual Fund	**	128,141
*	Principal Large Cap Stock Index Account	Mutual Fund	**	2,395,837
*	Principal Money Market Account	Money Market	**	1,048,582
*	Principal Real Estate Account	Mutual Fund	**	1,432,811
*	Principal Bond and Mortgage Account	Mutual Fund	**	2,014,884
*	Principal Bond Emphasis Balanced Account	Mutual Fund	**	331,846
*	Principal Stock Emphasis Balanced Account	Mutual Fund	**	330,001
*	Principal Partners Large Cap Blend Account	Mutual Fund	**	450,652
*	Principal Partners Large Cap Blend I Account	Mutual Fund	**	2,617,111
*	Principal Mid Cap Stock Index Account	Mutual Fund	**	697,956
*	Principal International Emerging Markets Account	Mutual Fund	**	263,600
*	Principal Total Market Stock Index Account	Mutual Fund	**	142,493
	Putnam Voyager Account	Mutual Fund	**	404,137
*	TierOne Corporation Common Stock Account	Corporate Stock	**	8,943,553
				$ 26,983,290

* Indicates party-in-interest.

** Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying report of independent registered accounting firm.

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm

KPMG

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TierOne Corporation and the Employee Benefit Committee of the TierOne Bank Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-100286) on Form S-8 of TierOne Corporation of our report dated May 28, 2004 with respect to the statements of net assets available for benefits of the TierOne Bank Savings Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and related schedule as of and for the year ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the TierOne Bank Savings Plan.

KPMG LLP

Lincoln, Nebraska
June 24, 2004